

May 21, 2012

<u>Via E-Mail</u>
Phil E. Ray, CEO
American Business Services, Inc.
4980 Silver Pine Drive
Castle Rock, CO 80108

> **Re:** **American Business Services, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 1, 2012**
> **File No. 333-177525**

Dear Mr. Ray:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise indicated, references to prior comments refer to those in our letter dated April 17, 2012.

<u>Risk Factors</u>

<u>"13. We may be exposed to potential risks…," page 13</u>

1.   We note the revisions made to this risk factor in response to prior comment 1. The revised disclosure indicates that you will be required to provide management's assessment of your internal control over financial reporting in your annual report for your fiscal year ending December 31, 2012. Please further revise to indicate that you will not be required to comply with Item 308(a) of Regulation S-K requiring management's annual report on internal control over financial reporting until your Form 10-K for fiscal year 2013, at the earliest. Refer to Instruction 1 to Item 308.

<u>Certain Relationships and Related Transactions, page 37</u>

2.   We refer to prior comment 4 and your revised disclosures in MD&A beginning on page 29 relating to the convertible note payable to VentureVest Capital Corporation and the convertible notes issued to Centennial Growth Equities, Inc., all of which you indicate were related party transactions when entered into. Please explain to us why you have not provided this disclosure in your "Certain Relationships and Related Transactions" section pursuant to Item 404(d) of Regulation S-K, as requested by prior comments. If you believe that such disclosure is not required by Item 404(d), please explain to us in reasonable detail the basis for your belief. In particular, if it is your position that these loans do not constitute related-party transactions for which Item 404(a) disclosure is

required because your chief executive officer and director Mr. Ray is no longer affiliated with the counterparties to the loans, please explain the basis for this belief. In this regard, we note that Item 404(a) calls for disclosure of certain transactions "in which any related person <u>had</u> or will have a direct or indirect material interest" (emphasis added).

<u>Consolidated Financial Statements, page 44</u>

<u>General</u>

3.   Please update the financial statements as appropriate to comply with Rule 8-08 of Regulation S-X, and revise related disclosures accordingly throughout the filing, including in Management's Discussion and Analysis. As you are aware, an updated consent of your independent registered public accounting firm should also be provided with the amended registration statement.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman for

Katherine Wray
Attorney-Advisor

cc: <u>Via E-Mail</u>
         Jody M. Walker
         J. M. Walker & Associates
         Attorneys At Law